EXHIBIT 99

TXU CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)
Twelve Months Ended
June 30, 2007
(millions of dollars, except per share amounts)

Operating revenues	$9,576

Costs and expenses:
Fuel, purchased power and delivery fees	3,009
Operating costs	1,403
Depreciation and amortization	820
Selling, general and administrative expenses	896
Franchise and revenue-based taxes	392
Other income	(111)
Other deductions	939
Interest income	(61)
Interest expense and related charges	817
Total costs and expenses	8,104

Income from continuing operations before income taxes	1,472

Income tax expense	408

Income from continuing operations	1,064

Income from discontinued operations, net of tax effect	38

Net income available for common stock	$1,102

Average shares of common stock outstanding (millions):
Basic	458
Diluted	464

Per share of common stock - Basic:
Net income from continuing operations available for common stock	$2.33
Income from discontinued operations, net of tax effect	.08
Net income available for common stock	$2.41

Per share of common stock - Diluted:
Net income from continuing operations available for common stock	$2.30
Income from discontinued operations, net of tax effect	.08
Net income available for common stock	$2.38
Dividends declared	$1.71